January 13, 2026

Jeffrey Shealy
Chief Executive Officer
Palomino Laboratories Inc.
313 Bryant Court
Palo Alto, CA 94301

        Re: Palomino Laboratories Inc.
            Draft Registration Statement on Form S-1
            Submitted January 12, 2026
            CIK No. 0001938569
Dear Jeffrey Shealy:

       This is to advise you that we do not intend to review your registration statement.

         We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4)
or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration.
We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Link at 202-551-3356 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Cassi Olson